UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16

under Securities Exchange Act of 1934

For the month of December, 2019

Commission File Number 001-36671

Atento S.A.

(Translation of Registrant's name into English)

1, rue Hildegard Von Bingen, L-1282, Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

ATENTO S.A.
INDEX
Financial Information
For the Three Months and Year Ended December 31, 2019

PART I - PRESENTATION OF FINANCIAL AND OTHER INFORMATION	3
SELECTED HISTORICAL FINANCIAL INFORMATION	4
SUMMARY CONSOLIDATED HISTORICAL FINANCIAL INFORMATION	5
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	12

PART I - PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On October 7, 2014, Atento S.A. (“Atento”, the “Company”, “we” or the “Organization”) completed its IPO and issued 4,819,511 ordinary shares at a price of $15.00 per share.

Acquisition and Divestment Transactions

On May 17, 2019, the Company acquired a stake corresponding to 49.99998% of Interfile Serviços de BPO Ltda. and 49.99989% of Interservicer - Serviços em Crédito Imobiliário Ltda., now holding a 100% interest in these companies.

On June 7, 2019, the Company acquired a stake corresponding to 18.51% of the shares of R Brasil Soluções, now holding 100% of the company's shares.

On June 23, 2019, Contact US Teleservices, Inc. signed with Keepcon a first amendment to the Put&Call option agreement. In addition to this, Atento Brasil, also signed an Offer Letter with Keepcon on October 29, 2019, for the provision of certain monitoring and classification services on processes of social media and other channels, throughout 36 months as from the date of its signature.

Other Transactions

On April 4, 2019 Atento Luxco 1 S.A., a wholly-owned subsidiary of Atento S.A., closed an offering of an additional US$100 million aggregate principal amount of its 6.125% Senior Secured Notes due 2022 in a private placement transaction. The Additional Notes were offered as additional notes under the indenture, dated as of August 10, 2017, pursuant to which the Issuer previously issued US$400 million aggregate principal amount of its 6.125% Senior Secured Notes due 2022

On February 4, 2020, a general meeting of shareholders of the Company approved a new authorization by the the general meeting of the Company to the Board of Directors of the Company to acquire its own fully paid-up shares on the New York Stock Exchange or any other exchange without making an acquisition offer to the shareholders of the Company, for a period of 5 years, for a maximum number of shares to be acquired, which shall be up to 30% of the Company’s share capital, at a redemption price per share which shall represent (i) not less than 50% of the lowest closing price per share and (ii) not more than 50% above the highest closing price per share, in each case as reported by the New York edition of the Wall Street Journal, or, if not reported therein, any other authoritative sources to be selected by the Board of Directors of the Company over the ten (10) trading days preceding the date of the purchase of the shares (or the date of the commitment to purchase the shares).

Exchange Rate Information

In this Report, all references to “U.S. dollar” and “$” (USD) are to the lawful currency of the United States and all references to “Euro” or “€” are to the single currency of the participating member states of the European and Monetary Union of the Treaty Establishing the European Community, as amended from time to time. In addition, all references to Brazilian Reais or “R$” (BRL), Mexican Peso (MXN), Chilean Peso (CLP), Argentinean Peso (ARS), Colombian Peso (COP) and Peruvian Nuevos Soles (PEN) are to the lawful currencies of Brazil, Mexico, Chile, Argentina, Colombia and Peru, respectively.

The following table shows the exchange rates of the U.S. dollar to these currencies for the periods and dates indicated as reported by the relevant central banks of the European Union and each country, as applicable.

	2017		2018			2019
	Average FY	December 31	Average Q4	Average FY	December 31	Average Q4	Average FY	December 31
Euro (EUR)	0.89	0.83	0.88	0.85	0.87	0.90	0.89	0.89
Brazil (BRL)	3.19	3.31	3.81	3.65	3.87	4.12	3.94	4.03
Mexico (MXN)	18.92	19.66	19.85	19.24	19.65	19.25	19.25	18.86
Colombia (COP)	2,951.28	2,984.00	3,162.98	2,955.34	3,249.75	3,408.36	3,281.35	3,277.14
Chile (CLP)	648.86	615.22	679.62	641.38	695.69	754.86	702.77	744.62
Peru (PEN)	3.26	3.25	3.36	3.29	3.38	3.36	3.34	3.32
Argentina (ARS)	16.56	18.65	37.12	28.12	37.70	59.38	48.22	59.89

SELECTED HISTORICAL FINANCIAL INFORMATION

We present our selected historical financial information under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”) for the periods herein presented.

Rounding

Certain numerical figures set out in this Report, including financial data presented in millions or thousands and percentages, have been subject to rounding adjustments, and, as a result, the totals of the data in this Report may vary slightly from the actual arithmetic totals of such data. Percentages and amounts reflecting changes over time periods relating to financial and other data set forth in “Summary Consolidated Historical Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” are calculated using the numerical data in the financial statements or the tabular presentation of other data (subject to rounding) contained in this Form 6-K, as applicable, and not using the numerical data in the narrative description thereof.

SUMMARY CONSOLIDATED HISTORICAL FINANCIAL INFORMATION

The following tables present a summary of the consolidated historical financial information for the periods as of the dates indicated and should be read in conjunction with the section of this document entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Selected Historical Financial Information” included elsewhere in this document.

	As of and for the year ended December 31,		Change (%)	Change excluding FX (%)	As of and for the year ended December 31,	Change (%)	Change excluding FX (%)
($ in millions)	2017	2018			2019 (***)
	(audited)				(unaudited)
Revenue	1,921.3	1,818.2	(5.4)	4.3	1,707.3	(6.1)	2.1
(Loss)/profit for the period	(13.6)	20.5	N.M.	N.M.	(80.7)	N.M.	N.M.
EBITDA (1)	196.9	184.8	(6.2)	2.2	153.4	(17.0)	(9.9)
Adjusted EBITDA (1)	221.0	184.8	(16.4)	(9.2)	153.4	(17.0)	(9.9)
Adjusted Earnings (2)	58.4	59.1	1.1	42.7	(23.2)	(139.3)	(149.2)
Adjusted Earnings per share (in U.S. dollars) (3)	0.79	0.80	0.9	42.9	(0.32)	(139.9)	(147.4)
Adjusted Earnings attributable to Owners of the parent (2)	55.2	57.2	3.6	24.6	(23.9)	N.M.	(128.7)
Adjusted Earnings per share attributable to Owners of the parent (in U.S. dollars) (3)	0.75	0.77	3.7	24.6	(0.32)	N.M.	(128.7)
Payments for acquisition of property, plant, equipment and intangible assets (4)	(76.8)	(41.2)	(46.4)	(46.1)	(40.1)	(2.7)	9.4
Total Debt	486.3	459.8	(5.4)	(9.1)	720.6	56.7	57.5
Cash and cash equivalents	141.8	133.5	(5.8)	5.0	124.7	(6.6)	(3.5)
Net debt (5)	344.5	326.2	(5.3)	(6.0)	595.9	82.7	81.5
Balance sheet data:
Total assets	1,330.3	1,213.4			1,322.7
Equity	377.8	340.1			207.0
Capital stock	0.048	0.049			0.049
Number of shares	73,909,056	75,070,926			75,406,357

N.M. means not meaningful

	As of and for the three months ended December 31,		Change (%)	Change excluding FX (%)
($ in millions)	2018	2019 (***)
	(unaudited)
Revenue	421.8	417.2	(1.1)	4.8
(Loss)/profit for the period	15.0	(29.6)	N.M.	N.M.
EBITDA (1)	39.0	20.7	(46.9)	(41.1)
Adjusted EBITDA (1)	39.0	20.7	(46.9)	(41.1)
Adjusted Earnings (2)	16.2	(13.5)	N.M.	N.M.
Adjusted Earnings per share (in U.S. dollars) (3)	0.22	(0.19)	N.M.	N.M.
Adjusted Earnings attributable to Owners of the parent (2)	15.7	(13.5)	N.M.	N.M.
Adjusted Earnings per share attributable to Owners of the parent (in U.S. dollars) (3)	0.21	(0.19)	N.M.	N.M.
Payments for acquisition of property, plant, equipment and intangible assets (4)	(1.3)	(8.3)	N.M.	N.M.
Total Debt	459.8	720.6	56.7	57.5
Cash and cash equivalents	133.5	124.7	(6.6)	(3.5)
Net debt (5)	326.2	595.9	82.7	81.5
Balance sheet data:
Total assets	1,213.4	1,322.7
Equity	340.1	207.0
Capital stock	0.049	0.049
Number of shares	75,070,926	75,406,357

N.M. means not meaningful

(1)

In considering the financial performance of the business, our management analyzes the financial performance measures of EBITDA and Adjusted EBITDA at a company and operating segment level, to facilitate decision-making. EBITDA is defined as profit/(loss) for the period from continuing operations before net finance expense, income taxes and depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted to exclude certain acquisition and integration related costs, restructuring costs, sponsor management fees, asset impairments, site relocation costs, financing fees, and other items not related to our core results of operations. EBITDA and Adjusted EBITDA are not measures defined by IFRS. The most directly comparable IFRS measure to EBITDA and Adjusted EBITDA is profit/(loss) for the year/period from continuing operations.

We believe EBITDA and Adjusted EBITDA are useful metrics for investors to understand our results of continuing operations and profitability because they permit investors to evaluate our recurring profitability from underlying operating activities. We also use these measures internally to establish forecasts, budgets and operational goals to manage and monitor our business, as well as to evaluate our underlying historical performance. We believe EBITDA facilitates comparisons of operating performance between periods and among other companies in industries similar to ours because it removes the effect of variances in capital structures, taxation, and non-cash depreciation and amortization charges, which may differ between companies for reasons unrelated to operating performance. We believe Adjusted EBITDA better reflects our underlying operating performance because it excludes the impact of items which are not related to our core results of continuing operations.

EBITDA and Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present EBITDA-related performance measures when reporting their results.

EBITDA and Adjusted EBITDA have limitations as analytical tools. These measures are not presentations made in accordance with IFRS, are not measures of financial condition or liquidity and should not be considered in isolation or as alternatives to profit or loss for the period from continuing operations or other measures determined in accordance with IFRS. EBITDA and Adjusted EBITDA are not necessarily comparable to similarly titled measures used by other companies. These non-GAAP measures should be considered supplemental in nature and should not be construed as being more important than comparable GAAP measures.

See below under the heading “Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)” for a reconciliation of profit/(loss) for the periods from continuing operations to EBITDA and Adjusted EBITDA.

(2)

In considering the Company’s financial performance, our management analyzes the performance measure of Adjusted Earnings. Adjusted Earnings is defined as profit/(loss) for the periods from continuing operations adjusted for certain amortization of acquisition related intangible assets, restructuring costs, asset impairments and other non-ordinary expenses, site relocation costs, net foreign exchange impacts and their tax effects. Adjusted Earnings is not a measure defined by IFRS. The most directly comparable IFRS measure to Adjusted Earnings is profit/(loss) for the periods from continuing operations.

We believe Adjusted Earnings is a useful metric for investors and is used by our management for measuring profitability because it represents a group measure of performance which excludes the impact of certain non-cash charges and other charges not associated with the underlying operating performance of the business, while including the effect of items that we believe affect shareholder value and in-year returns, such as income tax expense and net finance costs.

Our management uses Adjusted Earnings to (i) provide senior management with monthly reports of our operating results; (ii) prepare strategic plans and annual budgets; and (iii) review senior management’s annual compensation, in part, using adjusted performance measures.

Adjusted Earnings is defined to exclude items that are not related to our core results of operations. Adjusted Earnings measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an Adjusted Earnings related performance measure when reporting their results.

Adjusted Earnings has limitations as an analytical tool. Adjusted Earnings is neither a presentation made in accordance with IFRS nor a measure of financial condition or liquidity and should not be considered in isolation or as an alternative to profit or loss for the period from continuing operations or other measures determined in accordance with IFRS. Adjusted Earnings is not necessarily comparable to similarly titled measures used by other companies. These non-GAAP measures should be considered supplemental in nature and should not be construed as being more important than comparable GAAP measures.

See below under the heading “Reconciliation of Adjusted Earnings to profit/(loss)” for a reconciliation of Adjusted Earnings to our profit/(loss) for the period from continuing operations.

(3)

Adjusted Earnings per share is calculated based on weighted average number of ordinary shares outstanding of 73,909,056, 73,841,447 and 72,622,844 as of December 31, 2017, 2018 and 2019, respectively. And of 73,841,447 and 69,893,848 for the three months ended December 31, 2018 and 2019, respectively.

(4)	Payments for acquisition of property, plant, equipment and intangible assets represent the cash disbursement for the period.

(5)	Impact on December 31, 2019 due to the application of IFRS 16 (former operating leases not related to short-term or low-value leases are now shown as debt) was $187.9 million.

In considering our financial condition, our management analyzes net debt with third parties, which is defined as total debt less cash, cash equivalents (net of any outstanding bank overdrafts) and short-term financial investments.

Net debt has limitations as an analytical tool. Net debt is neither a measure defined by or presented in accordance with IFRS nor a measure of financial performance and should not be considered in isolation or as an alternative financial measure determined in accordance with IFRS. Net debt is not necessarily comparable to similarly titled measures used by other companies. These non-GAAP measures should be considered supplemental in nature and should not be construed as being more important than comparable GAAP measures.

See below under the heading “Financing Arrangements” for a reconciliation of total debt to net debt utilizing IFRS reported balances obtained from the financial information included elsewhere in this Interim Report. The most directly comparable IFRS measure to net debt is total debt.

(***)

These preliminary results are unaudited and are based on management's initial review of operations for the fourth quarter and year ended December 31, 2019 and remain subject to the completion of the Company’s customary annual closing and review procedures. Final adjustments and other material developments may arise between the date hereof and the filing of the Company's Annual Report on Form 20-F.

Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss):

	For the year ended December 31,			For the three months ended December 31,
($ in millions)	2017	2018	2019 (***)	2018	2019 (***)
	(unaudited)

(Loss)/profit for the period	(13.6)	20.5	(80.7)	15.0	(29.6)
Net finance expense	93.5	55.6	57.1	(4.2)	6.9
Income tax expense (a)	12.5	13.4	36.2	4.6	2.0
Depreciation and amortization	104.4	95.2	140.8	23.6	41.4
EBITDA (non-GAAP) (unaudited) (*)	196.9	184.8	153.4	39.0	20.7
Restructuring costs (b)	16.8	-	-	-	-
Other (c)	7.3	-	-	-	-
Total non-recurring items (**)	24.1	-	-	-	-
Adjusted EBITDA (non-GAAP) (unaudited) (*)	221.0	184.8	153.4	39.0	20.7

(*)

For the year ended December 31, 2019, the EBITDA was positively impacted in $58.1 million due to the first application of IFRS 16. Excluding IFRS 16 impact, the EBITDA was $95.3 million for the year ended December 31, 2019. Depreciation and finance costs were negatively impacted in $49.3 million and $17.5 million, respectively, due to the application of the IFRS 16. For the three months ended December 31, 2019, the EBITDA was positively impacted in $17.9 million due to the first application of IFRS 16. Excluding IFRS 16 impact, the EBITDA was $2.8 million for the three months ended December 31, 2019. Depreciation and finance costs were negatively impacted in $16.9 million and $4.5 million, respectively, due to the application of the IFRS 16.

(a)

For the year ended December 31, 2019, in the context of a global Tax Audit of the periods 2013-2016, Atento Spain, as the representative company of the tax group comprised of the Spanish direct subsidiaries of Atento S.A., signed a tax agreement with the Spanish tax authorities. The criteria adopted by the Tax Administration was in connection with certain aspects, among others, of the deductibility of certain specific intercompany financing and operating expenses originated during the acquisition of Atento Spain, which was different from the tax treatment applied by the Company. As a result of this discrepancy, the amount of the tax credits of the Spanish tax group, together with the corresponding effects in subsequent tax periods, has being reduced in an amount of $37.3 million.

Accordingly, the tax credits for losses carryforward in our financial statements for the year ended December 31, 2019, was negatively affected by $37.3 million.

(**)

We define non-recurring items as items that are limited in number, clearly identifiable, unusual, are unlikely to be repeated in the near future in the ordinary course of business and that have a material impact on the consolidate results of operations. Non-recurring items can be summarized as demonstrated below:

(b)

Restructuring costs primarily included restructuring activities and other personnel costs that were not related to our core results of operations. Restructuring costs for the year ended December 31, 2017, primarily relate to the costs to adapt the organization in Argentina and Brazil to the lower level of activities and the investments made in Brazil, Mexico and Spain to implement a lower-cost operating model.

(c)	Other non-recurring items for the year ended December 31, 2017, mainly refer to consulting and other non-recurring costs. In 2018 and 2019 we did not have any other non-recurring items.

(***)

These preliminary results are unaudited and are based on management's initial review of operations for the fourth quarter and year ended December 31, 2019 and remain subject to the completion of the Company’s customary annual closing and review procedures. Final adjustments and other material developments may arise between the date hereof and the filing of the Company's Annual Report on Form 20-F.

Reconciliation of Adjusted Earnings to profit/(loss):

	For the year ended December 31,			For the three months ended December 31,
($ in millions)	2017	2018	2019 (***)	2018	2019 (***)
	(unaudited)
(Loss)/profit for the period	(13.6)	20.5	(80.7)	15.0	(29.6)
Amortization of acquisition related intangible assets (a)	22.4	21.2	20.6	5.1	5.5
Restructuring costs (b) (*)	16.8	-	-	-	-
Change in fair value of financial instruments (c)	(0.2)	-	-	-	-
Net foreign exchange gain/(loss)	23.4	28.8	9.1	(2.3)	8.4
Financial non-recurring (d)	17.7	-	-	-	-
Depreciation non-recurring (e)	2.8	-	-	-	-
Tax effect (f)	(18.2)	(11.3)	27.7	(1.6)	(2.2)
Other (g) (*)	7.3	-	-	-	-
Total of add-backs	72.0	38.7	57.5	1.2	16.1
Adjusted Earnings (non-GAAP) (unaudited)	58.4	59.1	(23.2)	16.2	(13.5)
Adjusted Earnings per share (in U.S. dollars) (**) (unaudited)	0.79	0.80	(0.32)	0.22	(0.19)
Adjusted Earnings attributable to Owners of the parent (non-GAAP) (unaudited)	55.2	57.2	(23.9)	15.7	(13.5)
Adjusted Earnings per share attributable to Owners of the parent (in U.S. dollars) (**) (unaudited)	0.75	0.77	(0.32)	0.21	(0.19)

(*)   We define non-recurring items as items that are limited in number, clearly identifiable, unusual, are unlikely to be repeated in the near future in the ordinary course of business and that have a material impact on the consolidated results of operations. Non-recurring items can be summarized as demonstrated below:

(a)

Amortization of acquisition related intangible assets represents the amortization expense of customer base, recorded as intangible assets. This customer base represents the fair value (within the business combination involving the acquisition of control of Atento Group) of the intangible assets arising from service agreements (tacit or explicitly formulated in contracts) with Telefónica Group.

(b)

Restructuring costs primarily included restructuring activities and other personnel costs that were not related to our core results of operations. Restructuring costs for the year ended December 31, 2017, primarily relate to the costs to adapt the organization in Argentina and Brazil to the lower level of activities and the investments made in Brazil, Mexico and Spain to implement a lower-cost operating model.

(c)

Since April 1, 2015, the Company designated the foreign currency risk on certain of its subsidiaries as net investment hedges using financial instruments as the hedging items. As a consequence, any gain or loss on the hedging instrument, related to the effective portion of the hedge is recognized in other comprehensive income (equity) as from that date. The gains or losses related to the ineffective portion are recognized in the statements of operations and for comparability, and those adjustments are added back to calculate Adjusted Earnings.

(d)

Financial non-recurring relates to the costs incurred in the debt refinance process occurred in August 2017, which includes: (i) 2020 Senior Secured Notes call premium of $11.1 million and amortization of issuance costs of $4.9 million; (ii) Brazilian debentures due 2019 penalty fee of $0.7 million and remaining balance of the issuance cost of $1.0 million. In 2018 and 2019 we did not have any non-recurring financial expenses.

(e)

Non-recurring depreciation relates to the provision for accelerated depreciation of fixed assets in Puerto Rico and Mexico, due to the natural disasters. In 2018 and 2019 we did not have any non-recurring depreciation.

(f)

The tax effect represents the impact of the taxable adjustments based on tax nominal rate by country. For the year ended December 31, 2017, 2018 and 2019, the effective tax rate after moving non-recurring items was 34.5%, 30.5% and 57.4%, respectively. For the three months ended December 31, 2018 and 2019, the effective tax rate after moving non-recurring items was 31.4% and 0.8%, respectively.

For the year ended December 31, 2019, in the context of a global Tax Audit of the periods 2013-2016, Atento Spain, as the representative company of the tax group comprised of the Spanish direct subsidiaries of Atento S.A., signed a tax agreement with the Spanish tax authorities. The criteria adopted by the Tax Administration was in connection with certain aspects, among others, of the deductibility of certain specific intercompany financing and operating expenses originated during the acquisition of Atento Spain, which was different from the tax treatment applied by the Company. As a result of this discrepancy, the amount of the tax credits of the Spanish tax group, together with the corresponding effects in subsequent tax periods, has being reduced in an amount of $37.3 million.

Accordingly, the tax credits for losses carryforward in our financial statements for the year ended December 31, 2019, was negatively affected by $37.3 million.
(g)	Other non-recurring items for the year ended December 31, 2017, mainly refer to consulting and other non-recurring costs. In 2018 and 2019 we did not have any other non-recurring items.
(**)

Adjusted Earnings per share is calculated based on weighted average number of ordinary shares outstanding of 73,909,056, 73,841,447 and 72,622,844 as of December 31, 2017, 2018 and 2019, respectively. And of 73,841,447 and 69,893,848 for the three months ended December 31, 2018 and 2019, respectively.

(***)	These preliminary results are unaudited and are based on management's initial review of operations for the fourth quarter and year ended December 31, 2019 and remain subject to the completion of the Company’s customary annual closing and review procedures. Final adjustments and other material developments may arise between the date hereof and the filing of the Company's Annual Report on Form 20-F.

Financing Arrangements

Only our Senior Secured Notes agreement contain financial ratios as instrument to monitor the Company’s financial condition to pay interest expenses and dividends. The following is a brief description.

1.       Fixed Charge Coverage Ratio (applies to Atento S.A.) – measures the Company’s ability to pay interest expenses and dividends (fixed charges) in relation to EBITDA, as described in the debt agreements. The contractual ratio indicates that the EBITDA for the last twelve months should represent at least 2 times the fixed charge of the same period. As of December 31, 2019, the current ratio was 3.7 times. This financial covenant applies only as a restriction for certain actions (e.g. issue a new debt) and, if breached, will not trigger a default or an event of default.

The Company regularly monitors the financial ratios under the debt agreement. As of December 31, 2019, we were in compliance with the terms of our covenants.

Net debt as of December 31, 2017, 2018 and 2019 is as follow:

	As of December 31,
($ in millions, except Net Debt/Adj. EBITDA LTM)	2017	2018	2019 (***)
	(audited)		(unaudited)
Cash and cash equivalents	141.8	133.5	124.7
Debt:
Senior Secured Notes	398.3	400.0	501.9
Brazilian Debentures	21.1	14.7	-
BNDES	50.4	24.0	1.2
Financial leases (3)	10.5	5.5	194.8
Other Borrowings	6.0	15.5	22.8
Total Debt	486.3	459.8	720.6
Net Debt (1) (unaudited)	344.5	326.2	595.9
Adjusted EBITDA LTM (2) (non-GAAP) (unaudited)	221.0	184.8	153.4
Net Debt/Adjusted EBITDA LTM (non-GAAP) (unaudited)	1.6x	1.8x	3.9x

(1)

In considering our financial condition, our management analyzes Net debt, which is defined as total debt less cash and cash equivalents. Net debt is not a measure defined by IFRS and it has limitations as an analytical tool. Net debt is neither a measure defined by or presented in accordance with IFRS nor a measure of financial performance and should not be considered in isolation or as an alternative financial measure determined in accordance with IFRS. Net debt is not necessarily comparable to similarly titled measures used by other companies.

(2)

Adjusted EBITDA LTM (Last Twelve Months) is defined as EBITDA adjusted to exclude restructuring costs and other items not related to our core results of operations. Excluding IFRS 16, impairment of goodwill and extraordinary items, the Net Debt is $408.0 million and EBITDA LTM is $155.9 million, so leverage was 2.6x.

(3)

Consider the impact in December 31, 2019 of application of IFRS 16 (former operating leases not related to short-term or low-value leases are now shown as debt) was $187.9 million and $6.9 million of other financial leases.

(***)

These preliminary results are unaudited and are based on management's initial review of operations for the fourth quarter and year ended December 31, 2019 and remain subject to the completion of the Company’s customary annual closing and review procedures. Final adjustments and other material developments may arise between the date hereof and the filing of the Company's Annual Report on Form 20-F.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This Form 6-K providing quarterly and annual information contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995, relating to our operations, expected financial position, results of operation, and other business matters that are based on our current expectations, assumptions, and projections with respect to the future, and are not a guarantee of performance. In this Report, when we use words such as “may,” “believe,” “plan,” “will,” “anticipate,” “estimate,” “expect,” “intend,” “project,” “would,” “could,” “target,” or similar expressions, or when we discuss our strategy, plans, goals, initiatives, or objectives, we are making forward-looking statements.

We caution you not to rely unduly on any forward-looking statements. Actual results may differ materially from what is expressed in the forward-looking statements, and you should review and consider carefully the risks, uncertainties and other factors that affect our business and may cause such differences.

The forward-looking statements are based on information available as of the date that this Form 6-K furnished with the United States Securities and Exchange Commission (“SEC”) and we undertake no obligation to update them. Such forward–looking statements are based on numerous assumptions and developments that are not within our control. Although we believe these forward-looking statements are reasonable, we cannot assure you they will turn out to be correct.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and the results of operations is based upon and should be read in conjunction with the consolidated financial information of Atento.

Factors which could cause or contribute to such difference, include, but are not limited to, those discussed elsewhere in this Report, particularly under “Cautionary Statement with respect to Forward-Looking Statements” and the section entitled “Risk Factors” in the Form 20-F.

Overview

Atento is the largest provider of customer-relationship management and business-process outsourcing (“CRM BPO”) services and solutions in Latin America (“LatAm”) and Spain, and the third largest provider by revenue globally. Atento’s tailored CRM BPO solutions are designed to enable our client’s ability to deliver a high-quality product by creating a best-in-class experience for their customers, enabling our clients to focus on operating their core businesses. Atento utilizes its industry expertise commitment to customer care, and consultative approach, to offer superior and scalable solutions across the entire value chain for customer care, customizing each solution to the individual client’s needs.

We offer a comprehensive portfolio of customizable, and scalable, solutions including front and back-end services ranging from sales, applications-processing, customer care and credit-management. We leverage our deep industry knowledge and capabilities to provide industry-leading solutions to our clients. We provide our solutions to over 400 clients via over 149,000 highly engaged customer care specialists facilitated by our best-in-class technology infrastructure and multi-channel delivery platform. We believe we bring a differentiated combination of scale, capacity for processing client’s transactions, and industry expertise to our client’s customer care operations, which allow us to provide higher-quality and lower cost customer care services than our clients could deliver on their own.

We operate in 13 countries worldwide and organize our business into three geographic markets: (i) Brazil, (ii) Americas, excluding Brazil (“Americas”) and (iii) EMEA. For the year ended December 31, 2019, Brazil accounted for 48.5% of our revenue, Americas accounted for 38.7% of our revenue and EMEA accounted for 13.6% of our revenue (in each case, before holding company level revenue and consolidation adjustments). For the three months ended December 31, 2019, Brazil accounted for 46.7% of our revenue, Americas accounted for 40.0% of our revenue and EMEA accounted for 13.8% of our revenue (in each case, before holding company level revenue and consolidation adjustments).

Our number of workstations increased from 92,271 as of December 31, 2018 to 92,572 as of December 31, 2019.

The following table shows the number of workstations and delivery centers in each of the jurisdictions in which we operated as of December 31, 2018 and 2019:

	Number of Workstations			Number of Service Delivery Centers (1)
	2017	2018	2019	2017	2018	2019
Brazil	48,933	49,185	49,486	35	34	33
Americas	37,773	37,610	37,765	51	52	48
Argentina (2)	4,220	4,455	4,363	12	12	12
Central America (3)	2,433	2,424	2,319	4	4	3
Chile	2,571	2,948	2,595	3	4	4
Colombia	8,643	8,477	9,006	10	10	9
Mexico	9,849	9,384	9,800	15	15	14
Peru	9,004	8,569	8,479	4	4	3
United States (4)	1,053	1,353	1,203	3	3	3
EMEA	5,558	5,476	5,321	14	15	15
Spain	5,558	5,476	5,321	14	15	15
Total	92,264	92,271	92,572	100	101	96

(1)	Includes service delivery centers at facilities operated by us and those owned by our clients where we provide operations personnel and workstations.
(2)	Includes Uruguay.
(3)	Includes Guatemala and El Salvador.
(4)	Includes Puerto Rico.

For the years ended December 31, 2017, 2018 and 2019, revenue generated from our 15 largest client groups represented 76.4%, 75.2% and 73.8% of our revenue, respectively. Excluding revenue generated from the Telefónica Group, for the years ended December 31, 2017, 2018 and 2019, our next 15 largest client groups represented 38.2%, 38.1% and 39.3%, respectively.

For the three months ended December 31, 2018 and 2019, revenue generated from our 15 largest client groups represented 75.2% and 71.0% of our revenue, respectively. Excluding revenue generated from the Telefónica Group, for the three months ended December 31, 2018 and 2019, our next 15 largest client groups represented 38.7% and 39.4%, respectively.

For the years ended December 31, 2017, 2018 and 2019, telecommunications represented 46.7%, 45.8% and 41.1% of our revenue, respectively, and financial services represented 31.7%, 34.8% and 35.9%, respectively. Additionally, during the years ended December 31, 2017, 2018 and 2019 the sales by service were:

	For the year ended December 31,
	2017	2018	2019
Customer Service	48.4%	50.7%	52.8%
Sales	16.8%	17.7%	16.6%
Collection	8.8%	8.2%	7.5%
Back Office	12.9%	12.9%	12.7%
Technical Support	9.1%	6.9%	6.4%
Others	4.0%	3.6%	4.0%
Total	100.0%	100.0%	100.0%

During the three months ended December 31, 2018 and 2019, telecommunications represented 44.5% and 37.3% of our revenue, respectively, and financial services represented 36.8% and 35.7% of our revenue, respectively. Additionally, during the three months ended December 31, 2018 and 2019 the sales by service were:

	For the three months ended December 31,
	2018	2019
Customer Service	50.3%	54.6%
Sales	18.5%	15.6%
Collection	8.8%	7.1%
Back Office	12.5%	13.0%
Technical Support	6.3%	5.9%
Others	3.6%	3.8%
Total	100.0%	100.0%

Average headcount

The average headcount in the Atento Group in the years ended December 31, 2017, 2018 and 2019, is presented as follows:

	December 31,
	2017	2018	2019
Brazil	78,015	81,158	79,430
Central America	4,940	5,020	4,916
Chile	5,438	5,902	5,524
Colombia	9,809	8,742	8,843
Spain	10,534	11,345	12,267
Mexico	18,409	17,128	17,323
Peru	15,515	14,550	12,303
Puerto Rico	739	455	620
United States	732	512	408
Argentina and Uruguay	7,609	8,154	7,420
Corporate	77	72	75
Total	151,817	153,038	149,129

Consolidated Statements of Operations for the Year Ended December 31, 2017, 2018 and 2019

($ in millions, except percentage changes)	For the year ended December 31,		Change (%)	Change excluding FX (%)	For the year ended December 31,	Change (%)	Change excluding FX (%)
	2017	2018			2019 (***)
	(audited)				(unaudited)
Revenue	1,921.3	1,818.2	(5.4)	4.3	1,707.3	(6.1)	2.1
Other operating income	16.4	19.4	17.9	40.0	4.5	(76.6)	(76.3)
Other gains and own work capitalized	0.4	0.2	(51.7)	(46.6)	10.5	N.M.	N.M.
Operating expenses:
Supplies	(74.9)	(70.8)	(5.5)	6.6	(66.4)	(6.2)	(0.6)
Employee benefit expenses	(1,429.1)	(1,365.2)	(4.5)	5.4	(1,301.0)	(4.7)	3.8
Depreciation (2)	(49.2)	(36.6)	(25.7)	(19.8)	(83.6)	128.5	143.6
Amortization	(55.2)	(58.7)	6.3	15.6	(57.2)	(2.5)	4.7
Changes in trade provisions	(0.6)	(1.0)	64.3	102.2	(3.7)	N.M.	N.M.
Impairment charges	-	-	N.M.	N.M.	(30.9)	N.M.	N.M.
Other operating expenses	(236.6)	(215.9)	(8.8)	0.8	(166.8)	(22.7)	(16.2)
Total operating expenses	(1,845.7)	(1,748.2)	(5.3)	4.5	(1,709.7)	(2.2)	6.2
Operating profit	92.4	89.5	(3.2)	5.9	12.6	(85.9)	(84.5)
Finance income (3)	7.9	18.8	139.8	18.2	20.0	6.4	46.1
Finance costs (4)	(78.1)	(45.6)	(41.6)	(40.6)	(68.1)	49.3	56.4
Change in fair value of financial instruments	0.2	-	(100.0)	(100.0)	-	N.M.	N.M.
Net foreign exchange loss	(23.4)	(28.8)	23.1	43.8	(9.1)	(68.5)	(58.1)
Net finance expense	(93.5)	(55.6)	(40.5)	(25.7)	(57.1)	2.7	10.9
(Loss)/profit before income tax	(1.0)	33.9	N.M.	N.M.	(44.5)	N.M.	N.M.
Income tax expense	(12.5)	(13.4)	7.0	11.9	(36.2)	N.M.	N.M.
(Loss)/profit for the period	(13.6)	20.5	N.M.	N.M.	(80.7)	N.M.	N.M.
(Loss)/profit attributable to:
Owners of the parent	(16.8)	18.5	N.M.	N.M.	(81.3)	N.M.	N.M.
Non-controlling interest	3.2	1.9	(39.6)	(26.5)	0.6	(68.5)	N.M.
(Loss)/profit for the period	(13.6)	20.5	N.M.	N.M.	(80.7)	N.M.	N.M.
Other financial data:
EBITDA (1) (unaudited)	196.9	184.8	(6.2)	2.2	153.4	(17.0)	(9.9)
Adjusted EBITDA (1) (unaudited)	221.0	184.8	(16.4)	(9.2)	153.4	(17.0)	(9.9)

(1) For the reconciliation of these non-GAAP measures to the closest comparable IFRS measure, see section "Summary Consolidated Historical Financial Information - Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)".

(2) Due to the initial application of IFRS 16 the depreciation was negatively impacted in $49.3 million for year ended December 31, 2019.

(3) For the years ended in December 31, 2018 and 2019 there is an impact of $10.6 million and $17.8 million, respectively, due to the application of the IAS 29 - Financial Reporting in Hyperinflationary Economies and related impacts under the application of IAS 21 - The Effects of Changes in Foreign Exchange Rates for Argentina.

(4) Due to the initial application of IFRS 16 the finance costs was negatively impacted in $17.5 million for the year ended December 31, 2019.

(***) These preliminary results are unaudited and are based on management's initial review of operations for the fourth quarter and year ended December 31, 2019 and remain subject to the completion of the Company’s customary annual closing and review procedures. Final adjustments and other material developments may arise between the date hereof and the filing of the Company's Annual Report on Form 20-F.

N.M. means not meaningful

Consolidated Statements of Operations for the Three Months Ended December 31, 2018 and 2019

($ in millions, except percentage changes)	For the three months ended December 31,		Change (%)	Change excluding FX (%)
	2018	2019 (***)
	(unaudited)
Revenue	421.8	417.2	(1.1)	4.8
Other operating income	4.2	1.9	(55.6)	(55.1)
Other gains and own work capitalized	0.2	3.5	N.M.	N.M.
Operating expenses:
Supplies	(16.6)	(17.1)	3.4	6.0
Employee benefit expenses	(318.9)	(314.3)	(1.4)	4.1
Depreciation (2)	(4.7)	(24.1)	N.M.	N.M.
Amortization	(18.8)	(17.3)	(8.2)	(3.0)
Changes in trade provisions	(0.6)	(0.3)	(46.9)	(43.8)
Impairment charges	-	(30.9)	N.M.	N.M.
Other operating expenses	(51.1)	(39.2)	(23.4)	(19.5)
Total operating expenses	(410.8)	(443.3)	7.9	13.7
Operating profit	15.4	(20.7)	N.M.	N.M.
Finance income (3)	16.7	15.4	(7.4)	31.9
Finance costs (4)	(14.7)	(14.0)	(5.3)	(2.6)
Net foreign exchange gain/(loss)	2.3	(8.4)	N.M.	N.M.
Net finance expense	4.2	(6.9)	N.M.	N.M.
Profit/(loss) before income tax	19.6	(27.6)	N.M.	N.M.
Income tax (expense)/benefit	(4.6)	(2.0)	(55.1)	(45.7)
Profit/(loss) for the period	15.0	(29.6)	N.M.	N.M.
Profit/(loss) attributable to:
Owners of the parent	14.6	(29.6)	N.M.	N.M.
Non-controlling interest	0.5	-	(100.0)	N.M.
Profit/(loss) for the period	15.0	(29.6)	N.M.	N.M.
Other financial data:
EBITDA (1) (unaudited)	39.0	20.7	(46.9)	(41.1)
Adjusted EBITDA (1) (unaudited)	39.0	20.7	(46.9)	(41.1)

(1) For the reconciliation of these non-GAAP measures to the closest comparable IFRS measure, see section "Summary Consolidated Historical Financial Information - Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)".

(2) Due to the initial application of IFRS 16 the depreciation was negatively impacted in $16.9 million for three months ended in December 31, 2019.

(3) For the three months ended in December 31, 2018 and 2019 there is an impact of $10.6 million and $15.9 million, respectively, due to the application of the IAS 29 - Financial Reporting in Hyperinflationary Economies and related impacts under the application of IAS 21 - The Effects of Changes in Foreign Exchange Rates for Argentina.

(4) Due to the initial application of IFRS 16 the finance costs was negatively impacted in $4.5 million for the three months ended December 31, 2019.

(***) These preliminary results are unaudited and are based on management's initial review of operations for the fourth quarter and year ended December 31, 2019 and remain subject to the completion of the Company’s customary annual closing and review procedures. Final adjustments and other material developments may arise between the date hereof and the filing of the Company's Annual Report on Form 20-F.

N.M. means not meaningful

Consolidated Statements of Operations by Segment for the Year Ended December 31, 2017, 2018 and 2019

($ in millions, except percentage changes)	For the year ended December 31,		Change (%)	Change Excluding FX (%)	For the year ended December 31,	Change (%)	Change Excluding FX (%)
	2017	2018			2019 (***)
	(audited)				(unaudited)
Revenue:
Brazil	944.8	877.7	(7.1)	5.9	827.3	(5.7)	2.1
Americas	758.0	708.7	(6.5)	3.5	660.1	(6.9)	2.8
EMEA	223.4	240.9	7.8	2.7	232.8	(3.3)	2.0
Other and eliminations (1)	(5.0)	(9.1)	82.4	83.0	(12.9)	42.5	49.7
Total revenue	1,921.3	1,818.2	(5.4)	4.3	1,707.3	(6.1)	2.1
Operating expenses:
Brazil	(899.2)	(847.6)	(5.7)	7.4	(807.4)	(4.7)	3.2
Americas	(734.6)	(701.4)	(4.5)	6.1	(679.5)	(3.1)	6.6
EMEA	(226.8)	(240.2)	5.9	1.1	(244.1)	1.6	7.5
Other and eliminations (1)	15.0	41.0	N.M.	N.M.	21.4	(47.8)	(42.2)
Total operating expenses	(1,845.7)	(1,748.2)	(5.3)	4.5	(1,709.7)	(2.2)	6.2
Operating profit/(loss):
Brazil	55.5	33.1	(40.3)	(32.2)	21.1	(36.3)	(31.7)
Americas	31.5	21.5	(31.5)	(31.4)	(18.2)	N.M.	N.M.
EMEA	(1.8)	2.5	N.M.	N.M.	1.2	(52.8)	(49.3)
Other and eliminations (1)	7.2	32.3	N.M.	N.M.	8.6	(73.5)	(70.9)
Total operating profit	92.4	89.5	(3.2)	5.9	12.6	(85.9)	(84.5)
Net finance expense:
Brazil	(33.0)	(30.3)	(8.3)	5.2	(46.5)	53.4	66.4
Americas	(13.2)	(5.5)	(58.1)	28.5	(5.6)	1.4	35.8
EMEA	(16.8)	(1.6)	(90.4)	(90.7)	(1.4)	(12.7)	(6.6)
Other and eliminations (1)	(30.4)	(18.1)	(40.3)	(38.7)	(3.6)	(80.2)	(80.0)
Total net finance expense	(93.5)	(55.6)	(40.5)	(25.7)	(57.1)	2.7	10.9
Income tax benefit/(expense):
Brazil	(8.8)	(1.4)	(83.9)	(81.8)	7.4	N.M.	N.M.
Americas	(9.7)	(2.1)	(78.8)	(84.6)	(2.0)	(0.3)	(7.1)
EMEA	5.0	(0.9)	(117.8)	(118.5)	(22.0)	N.M.	N.M.
Other and eliminations (1)(3)	0.9	(9.0)	N.M.	N.M.	(19.6)	116.7	129.0
Total income tax (expense)/benefit	(12.5)	(13.4)	7.0	11.9	(36.2)	N.M.	N.M.
Profit/(loss) for the period:
Brazil	13.7	1.4	(89.7)	(88.5)	(18.0)	N.M.	N.M.
Americas	8.6	13.9	62.5	(53.4)	(25.9)	N.M.	N.M.
EMEA	(13.6)	-	100.2	(100.2)	(22.2)	N.M.	N.M.
Other and eliminations (1)	(22.2)	5.1	(123.0)	(123.1)	(14.6)	N.M.	N.M.
(Loss)/profit for the period	(13.6)	20.5	N.M.	N.M.	(80.7)	N.M.	N.M.
Profit/(loss) attributable to:
Owners of the parent	(16.8)	18.5	N.M.	N.M.	(81.3)	N.M.	N.M.
Non-controlling interest	3.2	1.9	(39.6)	(26.5)	0.6	(68.5)	N.M.
Other financial data:
EBITDA (2):
Brazil	112.4	83.5	(25.7)	(15.5)	96.9	16.0	25.2
Americas	69.1	56.2	(18.6)	(14.2)	30.7	(45.3)	(40.5)
EMEA	7.6	12.3	61.8	44.4	17.0	38.5	46.7
Other and eliminations (1)	7.8	32.8	N.M.	N.M.	8.8	(73.1)	(70.4)
Total EBITDA (unaudited)	196.9	184.8	(6.2)	2.2	153.4	(17.0)	(9.9)
Adjusted EBITDA (2):
Brazil	124.7	99.4	(20.3)	(12.0)	111.7	12.4	21.1
Americas	83.5	73.5	(12.0)	(9.7)	32.4	(55.9)	(51.9)
EMEA	14.8	19.5	31.6	36.3	21.8	11.9	18.3
Other and eliminations (1)	(2.0)	(7.6)	N.M.	N.M.	(12.6)	65.5	61.5
Total Adjusted EBITDA (unaudited)	221.0	184.8	(16.4)	(9.2)	153.4	(17.0)	(9.9)

(1) Included revenue and expenses at the holding-company level (such as corporate expenses and acquisition related expenses), as applicable, as well as consolidation adjustments.

(2) For the reconciliation of these non-GAAP measures to the closest comparable IFRS measure, see section "Summary Consolidated Historical Financial Information - Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)".

(3) In first quarter 2019, in the context of a global Tax Audit of the periods 2013-2016, Atento Spain, as the representative company of the tax group comprised of the Spanish direct subsidiaries of Atento S.A., signed a tax agreement with the Spanish tax authorities. The criteria adopted by the Tax Administration was in connection with certain aspects, among others, of the deductibility of certain specific intercompany financing and operating expenses originated during the acquisition of Atento Spain, which was different from the tax treatment applied by the Company. As a result of this discrepancy, the amount of the tax credits of the Spanish tax group, together with the corresponding effects in subsequent tax periods, has being reduced in an amount of $37.8 million.

(***) These preliminary results are unaudited and are based on management's initial review of operations for the fourth quarter and year ended December 31, 2019 and remain subject to the completion of the Company’s customary annual closing and review procedures. Final adjustments and other material developments may arise between the date hereof and the filing of the Company's Annual Report on Form 20-F.

N.M. means not meaningful

Consolidated Statements of Operations by Segment for the Three Months Ended December 31, 2018 and 2019

($ in millions, except percentage changes)	For the three months ended December 31,		Change (%)	Change Excluding FX (%)
	2018	2019 (***)
	(unaudited)
Revenue:
Brazil	213.2	194.8	(8.6)	(1.2)
Americas	150.6	167.0	10.9	15.5
EMEA	59.8	57.4	(4.1)	(1.1)
Other and eliminations (1)	(1.8)	(2.0)	13.8	19.8
Total revenue	421.8	417.2	(1.1)	4.8
Operating expenses:
Brazil	(202.4)	(191.1)	(5.6)	2.1
Americas	(160.6)	(193.8)	20.7	25.1
EMEA	(61.7)	(64.5)	4.6	7.7
Other and eliminations (1)	13.9	6.1	(56.1)	(49.7)
Total operating expenses	(410.8)	(443.3)	7.9	13.7
Operating profit/(loss):
Brazil	11.2	4.5	(59.6)	(56.7)
Americas	(7.7)	(26.4)	N.M.	N.M.
EMEA	(1.2)	(2.8)	136.2	134.7
Other and eliminations (1)	13.1	4.0	(69.7)	(65.1)
Total operating profit	15.4	(20.7)	N.M.	N.M.
Net finance expense:
Brazil	(3.6)	(10.5)	N.M.	N.M.
Americas	12.7	8.9	(30.0)	4.1
EMEA	0.1	(0.6)	N.M.	N.M.
Other and eliminations (1)	(5.0)	(4.7)	(5.5)	(4.5)
Total net finance expense	4.2	(6.9)	N.M.	N.M.
Income tax benefit/(expense):
Brazil	(3.5)	1.3	(138.1)	(140.7)
Americas	2.2	0.7	(67.2)	(72.8)
EMEA	(0.3)	(18.8)	N.M.	N.M.
Other and eliminations (1)(3)	(3.0)	14.7	N.M.	N.M.
Total income tax (expense)/benefit	(4.6)	(2.0)	(55.1)	(45.7)
Profit/(loss) for the period:
Brazil	4.1	(4.7)	N.M.	N.M.
Americas	7.3	(16.7)	N.M.	N.M.
EMEA	(1.4)	(22.3)	N.M.	N.M.
Other and eliminations (1)	5.2	14.0	N.M.	N.M.
(Loss)/profit for the period	15.0	(29.6)	N.M.	N.M.
Profit/(loss) attributable to:
Owners of the parent	14.6	(29.6)	N.M.	N.M.
Non-controlling interest	0.5	-	(100.0)	N.M.
Other financial data:
EBITDA (2):
Brazil	23.9	26.7	11.7	20.2
Americas	1.0	(13.1)	N.M.	N.M.
EMEA	1.1	3.1	N.M.	N.M.
Other and eliminations (1)	13.0	4.0	(68.9)	(64.2)
Total EBITDA (unaudited)	39.0	20.7	(46.9)	(41.1)
Adjusted EBITDA (2):
Brazil	29.5	29.8	0.8	7.9
Americas	6.7	(11.2)	N.M.	N.M.
EMEA	2.8	4.1	42.7	49.5
Other and eliminations (1)	(0.1)	(1.9)	N.M.	56.1
Total Adjusted EBITDA (unaudited)	39.0	20.7	(46.9)	(41.1)

(1) Included revenue and expenses at the holding-company level (such as corporate expenses and acquisition related expenses), as applicable, as well as consolidation adjustments.

(2) For the reconciliation of these non-GAAP measures to the closest comparable IFRS measure, see section "Summary Consolidated Historical Financial Information - Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)".

(3) In first quarter 2019, in the context of a global Tax Audit of the periods 2013-2016, Atento Spain, as the representative company of the tax group comprised of the Spanish direct subsidiaries of Atento S.A., signed a tax agreement with the Spanish tax authorities. The criteria adopted by the Tax Administration was in connection with certain aspects, among others, of the deductibility of certain specific intercompany financing and operating expenses originated during the acquisition of Atento Spain, which was different from the tax treatment applied by the Company. As a result of this discrepancy, the amount of the tax credits of the Spanish tax group, together with the corresponding effects in subsequent tax periods, has being reduced in an amount of $37.8 million.

(***) These preliminary results are unaudited and are based on management's initial review of operations for the fourth quarter and year ended December 31, 2019 and remain subject to the completion of the Company’s customary annual closing and review procedures. Final adjustments and other material developments may arise between the date hereof and the filing of the Company's Annual Report on Form 20-F.

N.M. means not meaningful

Year Ended December 31, 2018 Compared to Year Ended December 31, 2019

Revenue

Revenue decreased by $110.9 million, or 6.1%, from $1,818.2 million for the year ended December 31, 2018 to $1,707.3 million for the year ended December 31, 2019. Excluding the impact of foreign exchange, revenue increased 2.1%.

Multisector presented a revenue decreased by $5.0 million, or 0.5%, from $1,110.0 million for the year ended December 31, 2018 to $1,105.0 million for the year ended December 31, 2019. Excluding the impact of foreign exchange, multisector revenues increased 7.5%, due to growth in all regions, especially in new contracts in Brazil, including born-digital clients, Mexico and Colombia.

Revenue from Telefónica decreased by $105.6 million, or 14.9%, contributing with $602.4 million in revenue for the year ended December 31, 2019, against $708.0 million in the year ended December 31, 2018. Excluding the impact of foreign exchange, revenue from Telefónica decreased by 6.4%, reflecting lower volumes in Americas and programs returned in Brazil.

For the year ended December 31, 2019, revenue from multisector clients was 64.7% of total revenue, compared to 61.0% for the year ended December 31, 2018, an increase of 3.7 percentage point.

The following chart sets forth a breakdown of revenue by geographical region for the years ended December 31, 2018 and 2019 and as a percentage of revenue and the percentage change between those periods with and net of foreign exchange effects.

	For the year ended December 31,
($ in millions, except percentage changes)	2018	(%)	2019 (***)	(%)	Change (%)	Change excluding FX (%)
	(audited)		(unaudited)
Brazil	877.7	48.3	827.3	48.5	(5.7)	2.1
Americas	708.7	39.0	660.1	38.7	(6.9)	2.8
EMEA	240.9	13.2	232.8	13.6	(3.3)	2.0
Other and eliminations (1)	(9.1)	(0.5)	(12.9)	(0.8)	42.5	49.7
Total	1,818.2	100.0	1,707.3	100.0	(6.1)	2.1

(1) Includes holding company level revenues and consolidation adjustments.

(***) These preliminary results are unaudited and are based on management's initial review of operations for the fourth quarter and year ended December 31, 2019 and remain subject to the completion of the Company’s customary annual closing and review procedures. Final adjustments and other material developments may arise between the date hereof and the filing of the Company's Annual Report on Form 20-F.

Brazil

Revenue in Brazil for the years ended December 31, 2018 and 2019 totaled $877.7 million and $827.3 million, respectively, a decrease of $50.4 million, or 5.7%. Excluding the impact of foreign exchange, revenue increased by 2.1%, as a result of the 6.4% increase in multisector revenues, from born-digital and healthcare clients, partially offset by the decrease of 7.7% in revenue from Telefónica reflecting programs returned.

Americas

Revenue in Americas for the years ended December 31, 2018 and 2019 was $708.7 million and $660.1 million, respectively, a decrease of $48.6 million, or 6.9%. Excluding the impact of foreign exchange, revenue increased 2.8%. Excluding the impact of foreign exchange, revenue from multisector clients increased by 9.4%, mostly by new contracts, from both existing and new customers in Colombia and Mexico, offset by the 6.9% decrease from Telefónica, reflecting lower volumes, mainly in Peru and Chile.

EMEA

Revenue in EMEA for the years ended December 31, 2018 and 2019 was $240.9 million and $232.8 million, respectively, a decrease of $8.0 million, or 3.3%. Excluding the impact of foreign exchange, revenue from multisector clients increased by 10.3%, mainly from programs acquired throughout 2019 with existing customers. Likewise, the revenue from Telefónica decreased 3.5% due to the lower volumes.

Other operating income

Other operating income totaled $19.4 million and $4.5 million for the years ended December 31, 2018 and 2019, respectively. In the year ended December 31, 2018 other operating income included $10.3 million of partial insurance indemnity from Puerto Rico.

Other gains and own work capitalized

Other gains and own work capitalized totaled $10.5 million and $0.2 million for the year ended in December 31, 2019 and for the year ended in December 31, 2018, respectively.

Total operating expenses

Total operating expenses decreased by $38.6 million, or 2.2%, from $1,748.2 million for the year ended December 31, 2018 to $1,709.7 million for the year ended December 31, 2019. Excluding the impact of foreign exchange, operating expenses increased by 6.2%, impacted by the impairment related with Argentina subsidiary and the extraordinary items related with the Company’s transformation plan. As a percentage of revenue, operating expenses represented 96.1% and 100.1% for the years ended December 31, 2018 and 2019, respectively.

Supplies: Supplies expenses decreased by $4.4 million, or 6.2%, from $70.8 million for the year ended December 31, 2018 to $66.4 million for the year ended December 31, 2019. Excluding the impact of foreign exchange, supplies expenses decreased by 0.6%, as result of lower costs in Americas. As a percentage of revenue, supplies expenses represented 3.9% for both years ended December 31, 2018 and 2019, respectively.

Employee benefit expenses: Employee benefit expenses decreased by $64.2 million, or 4.7%, from $1,365.2 million for the year ended December 31, 2018 to $1,301.0 million for the year ended December 31, 2019. Excluding the impact of foreign exchange, employee benefit expenses increased by 3.8%, in line with revenue growth, despite a part of the extraordinary items as explained above. As a percentage of revenue, employee benefit expenses represented 75.1% and 76.2% for the years ended December 31, 2018 and 2019, respectively.

Depreciation and amortization: Depreciation and amortization expenses increased by $45.5 million, or 47.8%, from $95.2 million for the year ended December 31, 2018 to $140.8 million for the year ended December 31, 2019. Excluding the impact of foreign exchange, depreciation and amortization expense increased by 58.2%, mainly due to the $49.3 million impact of adopting IFRS 16 in 2019.

Changes in trade provisions: Changes in trade provisions increased by $2.7 million, from a loss of $1.0 to a loss of $3.7 million for the years ended December 31, 2018 and 2019, respectively.

Impairment charges: The year ended December 31, 2019 was impacted by a goodwill impairment of $30.9 million related to Argentina subsidiary, triggered by the Macroeconomic crisis and hyperinflation in the country.

Other operating expenses: Other operating expenses decreased by $49.1 million, or 22.7%, from $215.9 million for the year ended December 31, 2018 to $166.8 million for the year ended December 31, 2019. Excluding the impact of foreign exchange, other operating expenses decreased by 16.2%, positively impacted by $58.1 million from initial adoption of the IFRS 16 which recognizes interest on leases liabilities in financial costs, instead of rent operating expenses. As a percentage of revenue, other operating expenses were 11.9% and 9.8% for the years ended December 31, 2018 and 2019, respectively.

Brazil

Total operating expenses in Brazil decreased by $40.1 million, or 4.7%, from $847.6 million for the year ended December 31, 2018 to $807.4 million for the year ended December 31, 2019. Excluding the impact of foreign exchange, operating expenses in Brazil increased by 3.2%, slightly above the revenue growth, reflecting part of the extraordinary items mentioned above. Therefore, operating expenses as a percentage of revenue increased from 96.6% to 97.6%, for the years ended December 31, 2018 and 2019, respectively.

Americas

Total operating expenses in Americas decreased by $21.9 million, or 3.1%, from $701.4 million for the year ended December 31, 2018 to $679.5 million for the year ended December 31, 2019. Excluding the impact of foreign exchange, operating expenses in Americas increased by 6.6%, above revenue growth, due to part of the extraordinary items and impairment mentioned above. Operating expenses as a percentage of revenue decreased from 99.0% to 102.9%, for the years ended December 31, 2018 and 2019, respectively.

EMEA

Total operating expenses in EMEA increased by $4.0 million, or 1.6%, from $240.2 million for the year ended December 31, 2018 to $244.1 million for the year ended December 31, 2019. Excluding the impact of foreign exchange, operating expenses in EMEA increased by 7.5%, above revenue growth. Operating expenses as a percentage of revenue increased from 99.5% in the year ended December 31, 2018 to 104.9% in the year ended December 31, 2019.

Operating profit

Operating profit decreased by $76.9 million, from $89.5 million for the year ended December 31, 2018 to $12.6 million for the year ended December 31, 2019, a decrease of 85.9%. Excluding the impact of foreign exchange, operating profit decreased 82.6%. Operating profit margin decreased from 4.9% for the year ended December 31, 2018 to 0.7% for the year ended December 31, 2019, due to impacts mentioned above.

Brazil

Operating profit in Brazil decreased by $12.0 million, from $33.1 million for the year ended December 31, 2018 to $21.1 million for the year ended December 31, 2019. Excluding the impact of foreign exchange, operating profit decreased by 31.7%, due to impacts mentioned above. Operating profit margin in Brazil decreased from 3.8% for year ended December 31, 2018 to 2.6% for the year ended December 31, 2019.

Americas

Operating profit in Americas decreased by $39.7 million, from a gain of $21.5 million for the year ended December 31, 2018 to a loss of $18.2 million for the year ended December 31, 2019. Excluding the impact of foreign exchange, operating profit decreased by $37.0 million, impacted by the impairment mentioned above. Operating profit margin in Americas decreased from positive 3.0% for the year ended December 31, 2018 to negative 2.8% for the year ended December 31, 2019, due to impacts mentioned above.

EMEA

Operating profit in EMEA decreased by $1.3 million, from $2.5 million for the year ended December 31, 2018 to $1.2 million for the year ended December 31, 2019. Excluding the impact of foreign exchange, operating profit decreased by 49.3%. Operating profit margin decreased from 1.1% for the year ended December 31, 2018 to 0.5% for the year ended December 31, 2019.

Finance income

Finance income was $20.0 million for the year ended December 31, 2019, compared to $18.8 million for the year ended December 31, 2018. Excluding the impact of foreign exchange, finance income increased by 46.1% during the year ended December 31, 2019 mainly due to the impacts of hyperinflation in Argentina. Excluding the impact of foreign exchange and the impact of the hyperinflation, finance income decreased 53.8% due to a $5.5 million one-off gain occurred in 2018 on our historical litigation provisions, with no cash impact, and lower average cash position.

Finance costs

Finance costs increased by $22.5 million, or 49.3%, from $45.6 million for the year ended December 31, 2018 to $68.1 million for the year ended December 31, 2019. Excluding the impact of foreign exchange, finance costs increased by 56.4% during the year ended December 31, 2019. The increase in finance costs was driven by $17.5 million from the new accounting rule (IFRS 16) adopted in 2019 and $10.1 million resulting from the one-off costs and interest expenses of the bond re-tap in April 2019, partially offset by lower costs with debts that were prepaid in April 2019, using part of the funds from the bond re-tap.

Net foreign exchange gain/(loss)

Net foreign exchange loss decreased by $19.8 million, from a loss of $28.8 million for the year ended December 31, 2018 to a loss of $9.1 million for the year ended December 31, 2019, mainly due to the depreciation of the Euro (EUR), Argentinian Peso (ARS), Chilean Peso (CLP) and Brazilian Real (BRL) against the U.S. dollar that impacted our intercompany balances and therefore has no significant cash effect.

Income tax expense

Income tax expense for the years ended December 31, 2018 and 2019 totaled $13.4 million and $36.2 million, respectively. Income tax expense for the year ended December 31, 2019 contains a negative one-off tax impact of $37.8 million due to Spain tax audit assessment signed in May 2019.

Profit/(loss) for the period

Profit/(loss) for the years ended December 31, 2018 and 2019 was a profit of $20.5 million and a loss of $80.7 million, respectively, as a result of the factors discussed above.

EBITDA and Adjusted EBITDA

EBITDA decreased by $31.3 million, or 17.0%, from $184.8 million for the year ended December 31, 2018 to $153.4 million for the year ended December 31, 2019. Excluding the impact of foreign exchange, EBITDA decreased by 9.9%, reflecting the impairment of $30.9 million and $29.7 million in extraordinary items. The effect of the initial application of IFRS 16 for the year ended December 31, 2019 was $58.1 million. EBITDA margin excluding the impairment was 10.8%, 0.2 percentage point bellow guidance, mainly due to low profitability programs with telcos in the first six months of 2019 (and returned in the second half of 2019).

Normalized Adjusted EBITDA Margin, excluding the initial application of IFRS 16, extraordinary items and impairment in Argentina was 9.1% for the year ended December 31, 2019, 100bps decrease compared to Adjusted EBITDA Margin for the year ended December 31, 2018, mainly reflecting lower volumes from Telefónica and the ramping up of new clients in Americas.

Brazil

Adjusted EBITDA in Brazil increased by $12.3 million, or 12.4%, from $99.4 million for the year ended December 31, 2018 to $111.7 million for the year ended December 31, 2019, which includes $35.3 million positive impact of the initial application of IFRS 16 and $15.4 million negative impact from extraordinary items. Excluding the impact of foreign exchange, Adjusted EBITDA increased by 21.1%. due to the initial application of IFRS 16 and higher profitability with multisector customers, partially offset by lower profitability with Telefónica and the negative impact from extraordinary items.

Normalized Adjusted EBITDA Margin in Brazil, excluding the initial application of IFRS 16 and extraordinary items was 11.1% for the year ended December 31, 2019, 20bps decrease compared to Adjusted. EBITDA Margin for the year ended December 31, 2018, mainly to lower margins programs with telcos that impacted the first six months of 2019 (and returned in the second half of 2019).

Americas

Adjusted EBITDA decreased by $41.1 million, or 55.9%, from $73.5 million for the year ended December 31, 2018 to $32.4 million for the year ended December 31, 2019, which includes $18.5 million positive impact of the initial application of IFRS 16 and $14.2 million negative impact from extraordinary items. Excluding the impact of foreign exchange, Adjusted EBITDA decreased during this period by 51.9%. This decrease is due to (i) Goodwill Impairment impact of $30.9 million related to Argentina subsidiary, triggered by the Macroeconomic crisis and hyperinflation in the country, (ii) Telefónica volume reduction in Peru and Chile and (iii) the $10.3 million as partial insurance indemnity received in Puerto Rico in the year ended December 31, 2018.

Normalized Adjusted EBITDA Margin in Americas, excluding the initial application of IFRS 16, extraordinary items and impairment in Argentina was 8.9% for the year ended December 31, 2019, 110bps decrease compared to Adjusted EBITDA Margin for the year ended December 31, 2018, reflecting lower volumes with Telefónica in Peru and Chile and ramping up of new programs in Colombia and Mexico.

EMEA

Adjusted EBITDA increased by 2.3 or 11.9%, from $19.5 million for the year ended December 31, 2018 to $21.8 million for the year ended December 31, 2019. Excluding the impact of foreign exchange, Adjusted EBITDA increased by 18.3%, mainly due to the initial application of IFRS 16, partially offset by the lower profitability with Telefónica and with certain multisector customers and the negative impact from extraordinary items.

Normalized Adjusted EBITDA Margin in EMEA, excluding the initial application of IFRS 16 and extraordinary items was 5.8% for the year ended December 31, 2019, 230bps decrease compared to Adjusted EBITDA Margin for the year ended December 31, 2018, due to lower profitability on specific programs in 1H19 and lower volumes with TEF throughout the year.

Three Months Ended December 31, 2018 Compared to Three Months Ended December 31, 2019

Revenue

Revenue decreased by $4.6 million, or 1.1%, from $421.8 million for the three months ended December 31, 2018 to $417.2 million for the three months ended December 31, 2019. Excluding the impact of foreign exchange, revenue increased 4.8%, due to higher revenues from multisector customers in all regions.

Multisector presented a revenue increase of $18.9 million, or 7.2%, from $262.5 million for the three months ended December 31, 2018 to $281.4 million for the three months ended December 31, 2019. Excluding the impact of foreign exchange, multisector revenues increased 13.9%, with growth in all regions, especially due to higher volumes in existing contracts and ramp up of the pipeline acquired throughout 2019 in Brazil, including born-digital clients, Mexico, Colombia and Spain.

Revenue from Telefónica decreased by $23.5 million, or 14.7%, from $159.3 million for the three months ended December 31, 2018 to $135.8 million for the three months ended December 31, 2019. Excluding the impact of foreign exchange, revenue from Telefónica clients decreased 12.3%, impacted by programs returned in Brazil and lower volumes in Peru, Spain and Chile.

For the three months ended December 31, 2019, revenue from multisector clients was 67.4% of total revenue, compared to 62.2% for the three months ended December 31, 2018, an increase of 5.2 percentage point.

The following chart sets forth a breakdown of revenue by geographical region for the three months ended December 31, 2018 and 2019 and as a percentage of revenue and the percentage change between those periods with and net of foreign exchange effects.

	For the three months ended December 31,
($ in millions, except percentage changes)	2018	(%)	2019 (***)	(%)	Change (%)	Change excluding FX (%)
	(unaudited)		(unaudited)
Brazil	213.2	50.5	194.8	46.7	(8.6)	(1.2)
Americas	150.6	35.7	167.0	40.0	10.9	15.5
EMEA	59.8	14.2	57.4	13.8	(4.1)	(1.1)
Other and eliminations (1)	(1.8)	(0.4)	(2.0)	(0.5)	13.8	19.8
Total	421.8	100.0	417.2	100.0	(1.1)	4.8

(1) Includes holding company level revenues and consolidation adjustments.

(***) These preliminary results are unaudited and are based on management's initial review of operations for the fourth quarter and year ended December 31, 2019 and remain subject to the completion of the Company’s customary annual closing and review procedures. Final adjustments and other material developments may arise between the date hereof and the filing of the Company's Annual Report on Form 20-F.

Brazil

Revenue in Brazil for the three months ended December 31, 2018 and 2019 was $213.2 million and $194.8 million, respectively, a decrease of $18.4 million, or 8.6%. Excluding the impact of foreign exchange, revenue decreased by 1.2%, with growth in multisector revenues, offset by decrease in Telefónica revenues. Multisector revenues increased 6.3%, mainly with born-digital and healthcare clients. Excluding the impact of foreign exchange revenue from Telefónica decreased by 19.0%, reflecting programs returned.

Americas

Revenue in Americas for the three months ended December 31, 2018 and 2019 was $150.6 million and $167.0 million, respectively, an increase of $16.4 million, or 10.9%. Excluding the impact of foreign exchange, revenue increased 15.5%, with growth in multisector revenues, offset by decrease in Telefónica revenues. Revenue from multisector clients increased by 27.3%, due to higher volumes from both existing and new contracts, mostly in Mexico and Colombia. Revenues from Telefónica decreased by 7.6%, driven by lower volumes in Peru and Chile.

EMEA

Revenue in EMEA for the three months ended December 31, 2018 and 2019 was $59.8 million and $57.4 million, respectively, a decrease of $2.4 million, or 4.1%. Excluding the impact of foreign exchange, revenue decreased 1.1%. Excluding the impact of foreign exchange, revenue from multisector clients increased by 9.8%, supported by higher volumes mainly in contracts acquired throughout 2019 with existing customers. Revenue from Telefónica decrease by 8.8% due to lower volumes.

Other operating income

Other operating income totaled $4.2 million for the three months ended December 31, 2018, which includes $1.3 million of partial insurance indemnity from Puerto Rico, and $1.9 million for the three months ended December 31, 2019.

Other gains and own work capitalized

Other gains and own work capitalized totaled $3.5 million and $0.2 million for the three months ended in December 31, 2019 and for the three months ended in December 31, 2018, respectively.

Total operating expenses

Total operating expenses increased by $32.5 million, or 7.9%, from $410.8 million for the three months ended December 31, 2018 to $443.3 million for the three months ended December 31, 2019. Excluding the impact of foreign exchange, operating expenses increased by 13.7%, mainly due to the impairment related with the Argentina subsidiary and the extraordinary items related with programs to adjust operations and improve efficiencies. As a percentage of revenue, operating expenses represented 97.4% and 106.3% for the three months ended December 31, 2018 and 2019, respectively.

Supplies: Supplies expenses increased by $0.6 million, or 3.4%, from $16.6 million for the three months ended December 31, 2018 to $17.1 million for the three months ended December 31, 2019. Excluding the impact of foreign exchange, supplies expenses increased by 6.0% mainly in Brazil. As a percentage of revenue, supplies represented 3.9% and 4.1% for the three months ended December 31, 2018 and 2019, respectively.

Employee benefit expenses: Employee benefit expenses decreased by $4.6 million, or 1.4%, from $318.9 million for the three months ended December 31, 2018 to $314.3 million for the three months ended December 31, 2019. Excluding the impact of foreign exchange, employee benefit expenses increased by 4.1% below revenue growth, despite being impacted by part of the extraordinary items as explained above. As a percentage of revenue, employee benefit expenses represented 75.6% and 75.3% for the three months ended December 31, 2018 and 2019, respectively.

Depreciation and amortization: Depreciation and amortization expenses increased by $17.8 million, or 75.6%, from $23.6 million for the three months ended December 31, 2018 to $41.4 million for the three months ended December 31, 2019. Excluding the impact of foreign exchange, depreciation and amortization expense increased by 84.6% mainly due to the $16.9 million impact of adopting IFRS 16 in 2019.

Changes in trade provisions: Changes in trade provisions changed from a loss of $0.6 million for the three months ended December 31, 2018 to a loss of $0.3 million for the three months ended December 31, 2019.

Impairment charges: The three months ended December 31, 2019 was impacted by a goodwill impairment of $30.9 million related to Argentina subsidiary, triggered by the macroeconomic crisis and hyperinflation in the country.

Other operating expenses: Other operating expenses decreased by $12.0 million, or 23.4%, from $51.1 million for the three months ended December 31, 2018 to $39.2 million for the three months ended December 31, 2019. Excluding the impact of foreign exchange, other operating expenses decreased by 19.5% positively impacted by $17.9 million from the new accounting rule (IFRS 16) which recognizes leases and rental as financial expenses, instead of operating expenses. As a percentage of revenue, other operating expenses totaled 12.1% and 9.4% for the three months ended December 31, 2018 and 2019, respectively.

Brazil

Total operating expenses in Brazil decreased by $11.3 million, or 5.6%, from $202.4 million for the three months ended December 31, 2018 to $191.1 million for the three months ended December 31, 2019. Excluding the impact of foreign exchange, operating expenses in Brazil increased by 2.1%, above revenue growth, impacted by part of extraordinary items and the strategy of returning low profitability contracts. Therefore, operating expenses as a percentage of revenue increased 3.2 percentage points from 94.9% to 98.1%, for the three months ended December 31, 2018 and 2019, respectively.

Americas

Total operating expenses in Americas increased by $33.2 million, or 20.7%, from $160.6 million for the three months ended December 31, 2018 to $193.8 million for the three months ended December 31, 2019. Excluding the impact of foreign exchange, operating expenses increased by 25.1%, impacted by the impairment of goodwill related with Argentina subsidiary and a part of the extraordinary items. Operating expenses as a percentage of revenue increased from 106.7% to 116.0%, for the three months ended December 31, 2018 and 2019, respectively.

EMEA

Total operating expenses in EMEA increased by $2.8 million, or 4.6%, from $61.7 million for the three months ended December 31, 2018 to $64.5 million for the three months ended December 31, 2019. Excluding the impact of foreign exchange, operating expenses increased by 7.7%, reflecting part of the extraordinary items, mentioned above.

Operating profit

Operating profit decreased by $36.1 million, from a gain of $15.4 million for the three months ended December 31, 2018 to a loss of $20.7 million for the three months ended December 31, 2019. Excluding the impact of foreign exchange, operating profit decreased by $33.4 million. Operating profit margin decreased 8.6 percentage points from 3.7% for the three months ended December 31, 2018 to 5.0% for the three months ended December 31, 2019. Operating profit for the three months ended in December 31, 2019 was impacted by$30.9 million in the impairment of goodwill related with Argentina subsidiary and $11.6 million in extraordinary items.

Brazil

Operating profit in Brazil decreased by $6.6 million, from $11.2 million for the three months ended December 31, 2018 to $4.5 million for the three months ended December 31, 2019. Excluding the impact of foreign exchange, operating profit decreased by 56.7%. Operating profit margin in Brazil decreased from 5.2% for three months ended December 31, 2018 to 2.3% for the three months ended December 31, 2019, due to impacts mentioned above.

Americas

Operating profit in Americas decreased by $18.7 million, from a loss of $7.7 million for the three months ended December 31, 2018, to a loss of $26.4 million for the three months ended December 31, 2019. Excluding the impact of foreign exchange, operating profit decreased by $18.5 million. Operating profit margin decreased from 5.1% for the three months ended December 31, 2018 to 15.8% for the three months ended December 31, 2019, due to impacts mentioned above.

EMEA

Operating profit in EMEA decreased by $1.6 million, from a loss of $1.2 million for the three months ended December 31, 2018 to a loss of $2.8 million for the three months ended December 31, 2019. Excluding the impact of foreign exchange, operating profit decreased by $1.2 million, due to impacts mentioned above. Operating profit margin decreased from 2.0% to 4.9%.

Finance income

Finance income was $15.4 million for the three months ended December 31, 2019, compared to $16.7 million for the three months ended December 31, 2018. Excluding the impact of foreign exchange, finance income increased by 31.9% during the three months ended December 31, 2019 mainly due to the impacts of hyperinflation in Argentina. Excluding the impact of foreign exchange and the impact of the hyperinflation, finance income decreased due to a $5.5 million one-off gain occurred in 2018 on our historical litigation provisions, with no cash impact, and lower average cash position.

Finance costs

Finance costs increased by $0.8 million, from $14.7 million for the three months ended December 31, 2018 to $14.0 million for the three months ended December 31, 2019. Excluding the impact of foreign exchange, finance costs decreased by 2.6% during the three months ended December 31, 2019. The decrease in finance costs was driven by $4.3 million one-off gains from contingencies in Argentina and $1.1 million by lower costs with debts that were prepaid in April 2019, using part of the funds from the bond re-tap, partially offset by the $4.5 million from the new accounting rule (IFRS 16) adopted in 2019.

Change in fair value of financial instruments

Changes in fair value of financial instruments was zero for both the three months ended December 31, 2018 and 2019.

Net foreign exchange gain/(loss)

Net foreign exchange gain/(loss) changed by $10.7 million, from a gain of $2.3 million for the three months ended December 31, 2018 to a loss of $8.4 million for the three months ended December 31, 2019. This loss in the three months ended December 31, 2019 was mainly due to the depreciation of the Euro (EUR) and the Peruvian Sol (PEN) against the U.S. dollar that impacted our intercompany balances and therefore has no significant cash effect.

Income tax expense

Income tax expense for the three months ended December 31, 2018 and 2019 was an expense of $4.6 million and an expense of $2.0 million, respectively. This change is due lower profit before income tax in the third quarter of 2019.

Profit/(loss) for the period

Profit for the three months ended December 31, 2018 was a $15.0 million and, for the three months ended December 31, 2019, we had a loss of $29.6 million, as a result of the factors discussed above.

EBITDA and Adjusted EBITDA

EBITDA decreased by $18.3 million, or 46.9%, from $39.0 million for the three months ended December 31, 2018 to $20.7 million for the three months ended December 31, 2019. Excluding the impact of foreign exchange EBITDA decreased by 41.1%, reflecting $30.9 million the negative impact of the impairment of goodwill related with the Argentina subsidiary, triggered by the macroeconomic crisis and hyperinflation in the country, and by the $11.6 million extraordinary items, partially offset by the positive effect of $17.9 million from the initial application of IFRS 16.

Excluding the impact of foreign exchange, the effect of the initial application of IFRS 16, the impairment of goodwill related with the Argentina subsidiary and the extraordinary items, EBITDA margin for the three months ended December 31, 2019 was 10.9%, a 40bps decrease compared to 11.3% normalized EBITDA margin, excluding $10.0 expenses related to changes in management and $1.3 million of revenues of Porto Rico insurance, in the three months ended December 31, 2018, due to lower volumes with Telefónica, mainly in Peru, Chile and EMEA.

Brazil

Adjusted EBITDA increased by $0.2 million, or 0.8%, from $29.5 million for the three months ended December 31, 2018 to $29.8 million for the three months ended December 31, 2019, which includes $10.1 million positive impact of the initial application of IFRS 16 and $8.2 million negative impact from extraordinary items. Excluding the impact of foreign exchange, Adjusted EBITDA increased by 7.9%.

Excluding the impact of foreign exchange, the effect of the initial application of IFRS 16 and the extraordinary items, Adjusted EBITDA margin for the three months ended December 31, 2019 increased 0.5 percentage points to 14.4% from 13.9% in the three months ended December 31, 2018, due to margin expansion with the born-digital and healthcare clients. On a sequential basis, normalized Adjusted EBITDA margin increased 2.4 p.p.

Americas

Adjusted EBITDA in Americas decreased by $17.9 million, from a positive $6.7 million for the three months ended December 31, 2018 to a negative $11.2 million for the three months ended December 31, 2019 which includes $7.0 million positive impact of the initial application of IFRS 16, $30.9 million negative impact from the impairment in Argentina and $2.3 million negative impact from extraordinary items.

Excluding the impact of foreign exchange, the effect of the initial application of IFRS 16, the impact of the impairment and the extraordinary items, Adjusted EBITDA margin for the three months ended December 31, 2019 was 9.0% compared to normalized margin of 8.6% in the three months ended December 30, 2018. Margins recovered, mainly due to the new client programs in Colombia and Mexico.

EMEA

Adjusted EBITDA in EMEA increased by 42.7%, from $2.8 million for the three months ended December 31, 2018 to $4.1 million for the three months ended December 31, 2019. Excluding the impact of foreign exchange, Adjusted EBITDA increased by $1.3 million, or 49.5%.

Excluding the impact of foreign exchange, the effect of the initial application of IFRS 16 and the extraordinary items, Adjusted EBITDA Margin was 7.6% for the three months ended December 31, 2019, compared to 4.7% for the three months ended December 31, 2018, due to strict control of indirect costs.

Liquidity and Capital Resources

As of December 31, 2019, our outstanding debt was $720.6 million, which includes $501.9 million of our 6.125% Senior Secured Notes due 2022, $1.2 million of financing provided by BNDES, $194.8 million of finance lease payables and $22.8 million of other bank borrowings, especially short-term financing for working capital needs.

During the three months ended December 31, 2019, our cash flow provided by operating activities was $49.2 million, which includes interest paid of $3.4 million. Our cash flow from operating activities, before giving effect to the payment of interest, was $52.6 million.

During the year ended December 31, 2019, our cash flow provided by operating activities was $46.4 million, which includes interest paid of $48.7 million. Our cash flow from operating activities, before giving effect to the payment of interest, was $95.1 million.

Consolidated Statements of Cash Flows for the Year Ended December 31, 2017, 2018 and 2019 and for the Three Months Ended December 31, 2018 and 2019
($ IN MILLIONS, UNLESS OTHERWISE INDICATED)

	For the year ended December 31,			For the three months ended December 31,
	2017	2018	2019 (***)	2018	2019 (***)
	(audited)		(unaudited)	(unaudited)
Operating activities
(Loss)/profit before income tax	(1.0)	33.9	(44.5)	19.6	(27.6)
Adjustments to reconcile (loss)/profit before income tax to net cash flows:
Amortization and depreciation	104.4	95.2	140.8	23.6	41.4
Impairment losses	-	-	30.9	-	30.9
Changes in trade provisions	0.6	1.7	3.7	2.1	0.3
Share-based payment expense	3.6	4.1	5.9	1.4	2.3
Change in provisions	4.4	11.1	30.4	3.8	(2.2)
Grants released to income	(0.9)	(1.0)	(1.2)	(0.4)	(0.3)
Losses on disposal of fixed assets	4.1	1.6	0.2	-	0.1
Losses on disposal of financial assets	-	0.4	-	0.1	-
Finance income	(7.9)	(18.8)	(20.0)	(16.7)	(15.4)
Finance costs	78.1	45.6	68.1	14.7	14.0
Net foreign exchange differences	23.4	28.8	9.1	(2.4)	8.4
Change in fair value of financial instruments	(0.2)	-	-	-	-
Change in other (gains)/ losses and own work capitalized	2.4	(0.2)	(10.5)	(0.7)	(3.5)
	212.3	168.5	257.4	25.6	75.8
Changes in working capital:
Changes in trade and other receivables	(31.5)	(6.9)	(55.7)	57.0	55.2
Changes in trade and other payables	12.8	(0.3)	(0.6)	(19.3)	(32.3)
Other assets/(payables)	(12.9)	(36.1)	(17.5)	(25.7)	(14.7)
	(31.7)	(43.3)	(73.8)	11.9	8.1

Interest paid	(76.5)	(49.5)	(48.7)	(4.4)	(3.4)
Interest received	49.0	0.7	1.4	0.2	0.1
Income tax paid	(20.6)	(20.4)	(31.3)	(7.8)	2.0
Other payments	(17.1)	(8.8)	(14.1)	(1.4)	(5.9)
	(65.1)	(78.0)	(92.7)	(13.4)	(7.1)
Net cash flows from operating activities	114.5	81.2	46.4	43.8	49.2
Investing activities
Payments for acquisition of intangible assets	(28.4)	(24.8)	(18.7)	(8.8)	(6.2)
Payments for acquisition of property, plant and equipment	(48.4)	(16.4)	(21.4)	7.5	(2.1)
Acquisition of subsidiaries, net of cash acquired	(14.5)	-	(15.9)	-	-
Payments for financial instruments	-	-	-	(1.1)	-
Proceeds from sale of PP&E and intangible assets	0.4	-	-	(0.4)	-
Net cash flows used in investing activities	(90.9)	(41.2)	(56.0)	(2.8)	(8.3)
Financing activities
Proceeds of borrowing from third parties	474.5	58.5	173.7	7.4	0.8
Repayment of borrowing from third parties	(534.5)	(81.7)	(105.2)	(7.3)	(7.4)
Payments of financial leases	-	-	(52.4)	-	(14.6)
Acquisition of treasury shares	-	(8.2)	(11.0)	(2.8)	(3.5)
Dividends paid to company's shareholders	(24.4)	(2.3)	-	(1.4)	-
Net cash flows provided by(used in) financing activities	(84.3)	(33.7)	5.1	(4.2)	(24.7)
Net (decrease)/increase in cash and cash equivalents	(60.8)	6.3	(4.4)	36.8	16.2
Exchange differences	8.6	(14.5)	(4.4)	(1.0)	2.9
Cash and cash equivalents at beginning of period	194.0	141.8	133.5	97.7	105.5
Cash and cash equivalents at end of period	141.8	133.5	124.7	133.5	124.7

(***) These preliminary results are unaudited and are based on management's initial review of operations for the fourth quarter and year ended December 31, 2019 and remain subject to the completion of the Company’s customary annual closing and review procedures. Final adjustments and other material developments may arise between the date hereof and the filing of the Company's Annual Report on Form 20-F.

Cash Flow

As of December 31, 2019, we had cash and cash equivalents of $124.7 million. We believe that our current cash flow used in operating activities and financing arrangements will provide us with sufficient liquidity to meet our working capital needs.

	For the year ended December 31,			For the three months ended December 31,
($ in millions)	2017	2018	2019 (***)	2018	2019 (***)
	(audited)		(unaudited)	(unaudited)
Cash flows from operating activities	114.5	81.2	46.4	43.8	49.2
Cash flows used in investing activities	(90.9)	(41.2)	(56.0)	(2.8)	(8.3)
Cash flows provided by/(used in) financing activities	(84.3)	(33.7)	5.1	(4.2)	(24.7)
Net (decrease)/increase in cash and cash equivalents	(60.8)	6.3	(4.4)	36.8	16.2
Effect of changes in exchanges rates	8.6	(14.5)	(4.4)	(1.0)	2.9

Cash Flows from Operating Activities

Three Months and Year Ended December 31, 2018 Compared to Three Months and Year Ended December 31, 2019

Cash provided by operating activities was $49.2 million for the three months ended December 31, 2019 compared to $43.8 million for the three months ended December 31, 2018. This increase is mostly due to negatives changes of $10.0 million in working capital due to lower suppliers postponements and the impact of $3.7 million of extraordinary items in EBITDA. For the year ended December 31, 2019 cash provided by operating activities was $46.4 million compared to cash provided by operating activities of $81.2 million in the same period of prior year. The decrease is mainly due to the negative changes of $29.9 million in working capital resulting from the contract renegotiations with Telefonica and the increase in labor and dismantling expenses.

Cash Flows used in Investing Activities

Three Months and Year Ended December 31, 2018 Compared to Three Months and Year Ended December 31, 2019

Cash used in investing activities was $8.3 million for the three months ended December 31, 2019 compared to cash used in investment activities of $2.8 million for the three months ended December 31, 2018. The variance is due to capex reclassifications. For the year ended December 31, 2019, cash used in investing activities was $56.0 million compared to cash used in investing activities of $41.2 million in the same period of prior year, due to the $15.9 million  acquisition of remaining interest in Interfile and RBrasil, offset by lower capex.

Cash Flows provided by/(used in) Financing Activities

Three Months and Year Ended December 31, 2018 Compared to Three Months and Year Ended December 31, 2019

 Cash used in financing activities was $24.7 million for the three months ended December 31, 2019 compared to cash used in financing activities of $4.2 million for the three months ended December 31, 2018. The variance was due to the $16.6 million amortization of financial leasing under IFRS 16 and the lower use of revolving credit facilities by $6.6 million. For the year ended December 31, 2019 cash provided by financing activities was $5.1 million compared to cash used in financing activities of $33.7 million in the same period of prior year. This change is explained by the $100.0 million bond re-tap occurred in April 2019, offset by $52.4 million of payments of lease liabilities as a result of adoption of IFRS 16 in 2019.

ATENTO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2018 and 2019
(In thousands of U.S. dollars, unless otherwise indicated)

	December 31,
ASSETS	2018	2019 (***)
	(audited)	(unaudited)
NON-CURRENT ASSETS	716,886	775,219

Intangible assets	211,202	160,041
Goodwill	154,989	119,902
Right-of-use assets	-	182,264
Property, plant and equipment	123,940	116,193
Non-current financial assets	95,531	91,538
Trade and other receivables	19,148	22,124
Other non-current financial assets	65,070	54,652
Derivative financial instruments	11,313	14,762
Other taxes receivable	6,061	5,650
Deferred tax assets	125,163	99,631

CURRENT ASSETS	496,467	547,512

Trade and other receivables	342,075	388,308
Trade and other receivables	315,654	359,599
Current income tax receivable	26,421	28,709
Derivative financial instruments	-	8,740
Other taxes receivable	19,975	24,664
Other current financial assets	891	1,094
Cash and cash equivalents	133,526	124,706

TOTAL ASSETS	1,213,353	1,322,731

(***) These preliminary results are unaudited and are based on management's initial review of operations for the fourth quarter and year ended December 31, 2019 and remain subject to the completion of the Company’s customary annual closing and review procedures. Final adjustments and other material developments may arise between the date hereof and the filing of the Company's Annual Report on Form 20-F.

ATENTO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2018 and 2019
(In thousands of U.S. dollars, unless otherwise indicated)

	December 31,
EQUITY AND LIABILITIES	2018	2019 (***)
	(audited)	(unaudited)
TOTAL EQUITY	340,092	207,020
EQUITY ATTRIBUTABLE TO:
NON-CONTROLLING INTEREST	8,541	-
OWNERS OF THE PARENT COMPANY	331,551	207,020

Share capital	49	49
Reserve for acquisition of non-controlling interest	(23,531)	-
Share premium	615,288	619,461
Treasury shares	(8,178)	(19,224)
Retained losses	(16,325)	(127,070)
Translation differences	(257,122)	(271,036)
Hedge accounting effects	8,404	(8,872)
Stock-based compensation	12,966	13,711

NON-CURRENT LIABILITIES	528,869	774,268

Deferred tax liabilities	30,221	20,378
Debt with third parties	408,426	679,397
Derivative financial instruments	682	11,669
Provisions and contingencies	51,174	48,326
Non-trade payables	14,391	11,744
Option for the acquisition of non-controlling interest	20,830	-
Other taxes payable	3,145	2,754

CURRENT LIABILITIES	344,392	341,443

Debt with third parties	51,342	41,217
Derivative financial instruments	-	8,907
Trade and other payables	274,000	272,548
Trade payables	76,912	71,677
Income tax payables	10,615	12,671
Other taxes payables	78,511	93,765
Other non-trade payables	107,962	94,435
Provisions and contingencies	19,050	18,771
TOTAL EQUITY AND LIABILITIES	1,213,353	1,322,731

(***) These preliminary results are unaudited and are based on management's initial review of operations for the fourth quarter and year ended December 31, 2019 and remain subject to the completion of the Company’s customary annual closing and review procedures. Final adjustments and other material developments may arise between the date hereof and the filing of the Company's Annual Report on Form 20-F.

Finance leases

The Company holds the following assets under finance leases:

	As of December 31,
	2017	2018	2019
($ in millions)	Net carrying amount of asset
Finance leases	(audited)		(unaudited)
Plant and machinery	1.8	1.0	0.5
Furniture, tools and other tangible assets	6.6	4.8	7.2
Right-of-use assets	-	-	174.6
Total	8.4	5.8	182.3

The present value of future finance lease payments is as follow:

	As of December 31,
	2017	2018	2019
($ in millions)	Net carrying amount of asset
	(audited)		(unaudited)
Up to 1 year	4.3	3.2	6.1
Between 1 and 5 years	6.2	2.4	188.6
Total	10.5	5.5	194.7

Capital Expenditure

Our business has significant capital expenditure requirements, including for the construction and initial fit-out of our service delivery centers; improvements and refurbishment of leased facilities for our service delivery centers; acquisition of various items of property, plant and equipment, mainly comprised of furniture, computer equipment and technology equipment; and acquisition and upgrades of our software or specific customer’s software.

The funding of the majority of our capital expenditure is covered by existing cash and EBITDA generation. The table below shows our capital expenditure by segment for the years ended December 31, 2017, 2018 and 2019, and for the three months ended December 31, 2018 and 2019:

	For the year ended December 31,			For the three months ended December 31,
	2017	2018	2019	2018	2019
($ in millions)	(audited)		(unaudited)	(unaudited)

Brazil (*)	38.8	42.2	38.1	8.2	15.1
Americas	24.8	41.5	12.5	12.9	4.9
EMEA	3.9	6.2	3.3	1.4	1.0
Total capital expenditure	67.5	89.9	53.9	22.6	21.0

(*)   For the year ended December 31, 2017 the amount invested by the Company’s principal capital expenditures does not include Interfile acquisition and the amount paid to extend the partnership with Itaú.

The capital expenditures for the year ended December 31, 2019 reflect mainly the new operations and remodeling in Atento Brasil in the total amount of $38.1 million. In Americas, there are $6.5 million due to Atento Mexico sites remodeling for attending new clients, $2.5 million in software’s licenses and equipment’s for Atento Peru and around $6.9 million in sites remodeling and equipment’s for Atento Colombia, U.S. and Puerto Rico.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATENTO S.A.
Date: March 3, 2020

	By:	/s/ Carlos López-Abadía
Name: Carlos López-Abadía
Title: Chief Executive Officer

	By:	/s/ Jose Antonio de Souza Azevedo
Name: Jose Antonio de Souza Azevedo
Title: Chief Financial Officer